SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JANUARY , 2003 .
                                         -------- -----

                               TRIMARK ENERGY LTD.
                             ----------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
  -----------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F      X        Form 40-F
                                ---------              ----------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                No       X
                         -----------       ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                   TRIMARK ENERGY LTD.
                                   (Registrant)

Date  January 22, 2003             By  /s/ Nick DeMare
     -------------------------         ----------------------------------------
                                        (Signature)



Nick DeMare, Director
---------------------
1 Print the name and title of the signing officer under his signature.

                                 BC Form 51-901F

                                 YEAR END REPORT

Incorporated as part of:                 X     Schedule A
                                      -------
                                         X     Schedules B & C
                                      -------
                                      (place x in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER                        TRIMARK ENERGY LTD.
                                      ------------------------------------------
ISSUER ADDRESS                        #1305 - 1090 WEST GEORGIA STREET
                                      VANCOUVER, BC   V6E 3V7
                                      ------------------------------------------
ISSUER TELEPHONE NUMBER               (604) 685-9316
                                      ------------------------------------------
ISSUER FAX NUMBER                     (604) 683-1585
                                      ------------------------------------------
CONTACT PERSON                        MR. NICK DEMARE
                                      ------------------------------------------
CONTACT'S POSITION                    DIRECTOR
                                      ------------------------------------------
CONTACT'S TELEPHONE NUMBER            (604) 685-9316
                                      ------------------------------------------
CONTACT'S E-MAIL ADDRESS              ndemare@chasemgt.com
                                      ------------------------------------------
WEBSITE                               N/A
                                      ------------------------------------------
FOR THE YEAR ENDED                    AUGUST 31, 2002
                                      ------------------------------------------
DATE OF REPORT                        JANUARY 13, 2003
                                      ------------------------------------------

                                   CERTIFICATE
                                     -------
THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.
                                     -------


DONALD W. BUSBY          /s/Donald W. Busby             03/01/13
------------------------ ---------------------  --------------------------------
NAME OF DIRECTOR         SIGN (TYPED)           DATE SIGNED (YY/MM/DD)

NICK DEMARE              /s/Nick DeMare                 03/01/13
------------------------ ---------------------  --------------------------------
NAME OF DIRECTOR         SIGN (TYPED)           DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A









--------------------------------------------------------------------------------



                               TRIMARK ENERGY LTD.

                        (formerly Trimark Oil & Gas Ltd.)


                        CONSOLIDATED FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED

                            AUGUST 31, 2002 AND 2001



--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A






AUDITORS' REPORT

To the Shareholders of
Trimark Energy Ltd. (formerly Trimark Oil & Gas Ltd.)


We have audited the consolidated balance sheets of Trimark Energy Ltd. (formerly Trimark Oil & Gas Ltd.) as at August 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and 2001 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.



Vancouver, B.C.
November 20, 2002, except for Note 12                   /s/ D&H Group
which is as at December 2, 2002                         Chartered Accountants




                                    D&H Group
                          A Partnership of Corporations
               A member of BHD Association with affiliated offices
               across Canada and Internationally 10th Floor, 1333
                     West Broadway, Vancouver, B.C. V6H 4C2
                  www.dhgroup.ca F 604-731-9923 T 604-731-5881

BC FORM 51-901F                                                       SCHEDULE A


                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                           CONSOLIDATED BALANCE SHEETS
                                 AS AT AUGUST 31



                                                                       2002             2001
                                                                        $                $
                                   A S S E T S

CURRENT ASSETS

Cash                                                                    336,182          214,390
Amounts receivable                                                       22,849           48,942
Inventory                                                                     -           70,050
Current portion of other assets (Note 4)                                      -          193,463
Marketable securities (Note 4(a))                                        46,121                -
                                                                   ------------     ------------
                                                                        405,152          526,845

PETROLEUM AND NATURAL GAS INTERESTS (Notes 3 and 12)                  1,111,226        7,022,246

OTHER ASSETS (Note 4)                                                   114,843          619,080
                                                                   ------------     ------------
                                                                      1,631,221        8,168,171
                                                                   ============     ============

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                                328,018          520,629

ADVANCES (Note 5)                                                       775,534          553,200
                                                                   ------------     ------------
                                                                      1,103,552        1,073,829
                                                                   ------------     ------------

                      S H A R E H O L D E R S ' E Q U I T Y


SHARE CAPITAL (Note 6)                                               19,537,102       19,537,102

DEFICIT                                                             (19,009,433)     (12,442,760)
                                                                   ------------     ------------
                                                                        527,669        7,094,342
                                                                   ------------     ------------
                                                                      1,631,221        8,168,171
                                                                   ============     ============

GOING CONCERN (Notes 1 and 12)


APPROVED BY THE BOARD

/s/ Donald W. Busby     , Director
------------------------

/s/ Nick DeMare         , Director
------------------------

        The accompanying notes are an integral part of these consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A


                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                          FOR THE YEARS ENDED AUGUST 31


                                                       2002              2001
                                                         $                $
REVENUES

Oil and gas sales                                      125,749          521,322
Interest and other                                      37,028          114,098
                                                 -------------     ------------
                                                       162,777          635,420
                                                 -------------     ------------
EXPENSES

Production                                             134,556          185,037
General and administrative                             241,789          330,245
Depreciation, depletion and impairment               6,010,537        5,168,418
                                                 -------------     ------------
                                                     6,386,882        5,683,700
                                                 -------------     ------------

LOSS BEFORE THE FOLLOWING                           (6,224,105)      (5,048,280)

INTEREST ON ADVANCES                                   (70,630)               -

WRITE-DOWN OF OTHER ASSETS (Note 4)                   (258,699)               -

LOSS ON MARKETABLE SECURITIES (Note 4)                 (13,239)               -
                                                 -------------     ------------
NET LOSS FOR THE YEAR                               (6,566,673)      (5,048,280)

DEFICIT - BEGINNING OF YEAR                        (12,442,760)      (7,394,480)
                                                 -------------     ------------
DEFICIT - END OF YEAR                              (19,009,433)     (12,442,760)
                                                 =============     ============


LOSS PER COMMON SHARE                                  $(2.24)          $(2.04)
                                                 =============     ============
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                         2,926,859        2,480,189
                                                 =============     ============




        The accompanying notes are an integral part of these consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                          FOR THE YEARS ENDED AUGUST 31



                                                         2002          2001
                                                          $             $

CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES

Net loss for the year                                 (6,566,673)    (5,048,280)
Items not involving cash
  Depreciation, depletion and impairment               6,010,537      5,168,418
  Write-down of other assets                             258,699              -
  Loss on marketable securities                           13,239              -
  Interest on advances                                    70,630              -
  Effect of unrealized foreign
     exchange gain of other assets                       (24,199)       (39,638)
                                                    ------------   ------------
                                                        (237,767)        80,500
Decrease in amounts receivable                            26,093        212,692
Decrease (increase) in inventory                          70,050        (70,050)
Increase (decrease) in accounts
   payable and accrued liabilities                       (40,907)       214,064
                                                    ------------   ------------
                                                        (182,531)       437,206
                                                    ------------   ------------
FINANCING ACTIVITIES

Issuance of common shares                                      -      2,312,560
Advances                                                       -        553,200
                                                    ------------   ------------
                                                               -      2,865,760
                                                    ------------   ------------
INVESTING ACTIVITIES

Other assets                                              80,019              -
Additions to petroleum interests                         (99,517)    (4,415,135)
Proceeds from sale of marketable securities              323,821              -
Proceeds from sale of petroleum interests                      -         19,851
                                                    ------------   ------------
                                                         304,323     (4,395,284)
                                                    ------------   ------------
INCREASE (DECREASE) IN CASH                              121,792     (1,092,318)

CASH - BEGINNING OF YEAR                                 214,390      1,306,708
                                                    ------------   ------------
CASH - END OF YEAR                                       336,182        214,390
                                                    ============   ============

See also Note 11 for supplementary cash flow information.



        The accompanying notes are an integral part of these consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              TRIMARK ENERGY LTD.
                       (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2002 AND 2001


1.   NATURE OF OPERATIONS, NAME CHANGE AND GOING CONCERN

     Trimark Energy Ltd. (the "Company") is an independent energy company primarily engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States. Effective March 21, 2002, the Company changed its name from Trimark Oil & Gas Ltd. to Trimark Energy Ltd. in conjunction with its share consolidation described in Note 6(a).

     During the year ended August 31, 2002, the Company incurred a loss of $6,566,673 and, as at August 31, 2002, had a deficit of $19,009,433. The
     Company is currently not generating sufficient cash flow from its operations to meet ongoing corporate overhead and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations.

     These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, the financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.

     See also Note 12.


2.   ACCOUNTING POLICIES

     Basis of Presentation

     The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles.

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Trimark Resources Inc. and Safari Petroleum, LLC. Intercompany balances and transactions are eliminated on consolidation.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2002 AND 2001


2.   ACCOUNTING POLICIES (continued)

     Petroleum and Natural Gas Interests

     The Company follows the full cost method of accounting for petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

     Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted into equivalent units based upon relative energy content. Depreciation of the gathering facility is charged to earnings over an estimated useful life of 10 years on a straight-line basis.

     In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas properties and
     production  equipment,   net  of  recorded  future  income  taxes  and  the
     accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings.

     Substantially all of the Company's oil and gas exploration, development and production activities are conducted jointly with others and, accordingly, these consolidated financial statements reflect the Company's proportionate interest in such activities.

     Revenue Recognition

     The Company recognizes petroleum and natural gas revenues from its interests in producing wells as oil and gas is produced and sold from these wells. The Company has no gas balancing arrangements in place. Oil and gas sold is not significantly different from the Company's product entitlement.

     Cash Equivalents

     Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2002 AND 2001


2.   ACCOUNTING POLICIES (continued)

     Inventory

     Inventory consists of materials inventory. The materials inventory balance include equipment held for future use and is accounted for based on the lower of moving average cost method or market.

     Marketable Securities

     Marketable securities are recorded at the lower of cost and market value.

     Foreign Currency Translation

     Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at appropriate transaction date rates except for amortization, depreciation and depletion, which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

     Income Taxes

     Income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

     Share Option Plan

     The Company grants share options in accordance with the policies of the TSX Venture Exchange (the "TSX Venture") as described in Note 6(b). No compensation expense is recognized for this plan when shares or share options are issued pursuant to the plan. Consideration paid for the shares on exercise of the share options is credited to share capital.

     Earnings (Loss) Per Share

     Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2002 AND 2001


3.   PETROLEUM AND NATURAL GAS INTERESTS

                                                         2002           2001
                                                          $               $
     Evaluated Properties
        Acquisitions and leasehold costs              7,956,252       5,829,076
        Exploration and development costs             6,863,704       4,185,331
        Gathering facility                              189,604         146,242
                                                   ------------    ------------
                                                     15,009,560      10,160,649
                                                   ------------    ------------
     Unevaluated Properties
        Acquisitions and leasehold costs                554,760       2,680,558
        Exploration costs                               421,091       3,044,687
                                                   ------------    ------------
                                                        975,851       5,725,245
                                                   ------------    ------------
                                                     15,985,411      15,885,894
     Less: accumulated depreciation,
        depletion and impairment                    (14,874,185)     (8,863,648)
                                                   ------------    ------------
                                                      1,111,226       7,022,246
                                                   ============    ============

     Property acquisition costs include costs incurred to purchase, lease, or otherwise acquire a property. Exploration costs include the costs of geological and geophysical activity, dry holes and drilling and equipping exploratory wells. Development costs include costs incurred to gain access to prepare development well locations for drilling and to drill and equip development wells.

     During May 2002, the operator of the East Lost Hills Project and certain other participants in the ELH joint venture, concluded an agreement with the Company on the ongoing evaluation of the ELH #4 and #9 wells, whereby the funding parties have assumed all of the unpaid amounts and future costs in completing the evaluation of these wells. In return, they will be entitled to recover their costs plus 300% of their costs, from the future production from these wells. Unpaid billings for the ELH #4 and #9 wells at the time of the agreement totalled $613,288, of which $169,385 was billed and had been recorded by the Company as accounts payable and accrued liabilities at August 31, 2001. During the year ended August 31, 2002, the Company reversed $169,385 of accounts payable and accrued liabilities with an offsetting credit to petroleum and natural gas interests.

     As a result of the ceiling test performed effective August 31, 2002, the Company has recorded an impairment of $5,834,318 for the year ended August 31, 2002 (2001 - $4,790,379). The ceiling test is a cost-recovery test and is not intended to result in an estimate of fair market value.

     See also Note 12.

BC FORM 51-901F                                                       SCHEDULE A
                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2002 AND 2001


4.   OTHER ASSETS

                                                           2002          2001
                                                            $             $

     Convertible note (a)                                      -        619,080
     Loan to officer (b)                                  114,843       193,463
                                                      -----------    ----------
                                                          114,843       812,543
     Less current portion                                       -       193,463
                                                      -----------    ----------
                                                          114,843       619,080
                                                      ===========    ==========

     (a) As at August 31, 2001, the Company held a US$400,000 unsecured convertible note (the "ALPNET Note") issued by ALPNET, Inc. ("ALPNET"). The ALPNET Note had a variable interest rate of US prime rate plus 2%, payable on a quarterly basis. The principal of the ALPNET Note was repayable in three equal annual instalments commencing June 2, 2003. During the year ended August 31, 2002, ALPNET was acquired by SDL plc ("SDL"). In May 2002, the ALPNET Note was converted into 275,862 common shares of SDL. The Company also recorded a write-down of $258,699 on the ALPNET Note, reflecting the $383,181 quoted market value of the SDL shares received on the conversion.

          The Company subsequently sold 240,862 shares of SDL for net proceeds of $323,821, recognizing a loss of $10,743. A further provision of $2,496 has been made to reflect the $46,121 quoted market value of the remaining 35,000 shares of SDL held on August 31, 2002.

     (b) The loan to officer originally bore interest at 5% per annum, compounded monthly, and was to mature on March 27, 2002. During the year ended August 31, 2002, the Company agreed to extend the term of the loan to January 24, 2004. In addition, the loan now bears interest at 10% per annum, payable quarterly. During the year ended August 31, 2002, interest income of $8,831 (2001 - $9,968) and principal repayment of $78,620 was received.


5.   ADVANCES

     In August 2001, the Company received $553,200 pursuant to a proposed $1 million convertible debenture financing. In addition, during the year ended August 31, 2002, a further $146,800 was converted from accounts payable and accrued liabilities towards the financing. The proposed financing was not completed and the amounts advanced to the Company have been recorded as advances bearing interest at 10% per annum with no fixed term of repayment. The note holders have confirmed that they will not demand repayment of the advances in fiscal 2003. During the year ended August 31, 2002, the Company recorded $70,630 of interest expense which remained unpaid at August 31, 2002 and has been included in advances. Hilton Petroleum Ltd. ("Hilton"), a public company which is a shareholder of the Company and in which certain of its officers and directors are also officers and directors of the Company, advanced $300,000.

BC FORM 51-901F                                                       SCHEDULE A
                              TRIMARK ENERGY LTD.
                       (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2002 AND 2001


6.   SHARE CAPITAL

     Authorized - unlimited common shares without par value

     Issued and outstanding -


                                            2002                        2001
                                 -------------------------    ------------------------
                                    Number         $             Number          $

     Balance, beginning of year     2,926,859   19,537,102      2,286,492   17,141,542
     Issued during the year
        Private placements                  -            -        640,367    2,395,560
                                 ------------  -----------    -----------  -----------
     Balance, end of year           2,926,859   19,537,102      2,926,859   19,537,102
                                 ============  ===========    ===========  ===========


     (a) On March 21, 2002, the Company completed a consolidation of its share capital on a 1 new for 7 old basis. All comparative share balances have been adjusted accordingly.

     (b) The Company grants share options in accordance with the policies of the TSX Venture. Under the general guidelines of the TSX Venture the Company may reserve up to 10% of its issued and outstanding shares to its employees, directors or consultants to purchase common shares of the Company.

          Stock options to directors and employees of the Company and consultants to acquire shares were granted and outstanding as at August 31, 2002. These options are exercisable on varying dates expiring from fiscal 2003 to fiscal 2004 at $0.40 per share.

          Details of options outstanding are as follows:


                                                      2002                               2001
                                         -------------------------------    -------------------------------
                                             2002           Weighted           2001            Weighted
                                            Number           Average           Number           Average
                                          of Options      Exercise Price     of Options      Exercise Price
                                                                 $                                  $

          Balance, beginning of year        226,715             6.44           119,572             8.96
          Granted                             7,143             0.40           121,429             4.27
          Cancelled/expired                (108,858)            1.97           (14,286)            9.31
                                        -----------                         ----------
          Balance, end of year              125,000             0.40           226,715             6.44
                                        ===========                         ==========

          During the year ended August 31, 2002, the Company re-priced existing options to acquire 205,286 shares at prices ranging between $1.05 and $13.30 per share, to $0.40 per share.

BC FORM 51-901F                                                       SCHEDULE A
                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2002 AND 2001


6.   SHARE CAPITAL (continued)

     (c) As at August 31, 2002, the Company had outstanding warrants issued pursuant to private placements which may be exercised to purchase 468,857 shares. The warrants expire at various times until fiscal 2003 and may be exercised at prices ranging from $3.64 per share to $4.34 per share.

          Details of warrants outstanding are as follows:

                                                          2002          2001
                                                         Number        Number
                                                      of Warrants   of Warrants

          Balance, beginning of year                     891,867       348,927
          Issued pursuant to private placements                -       485,797
          Issued pursuant to agent's fees                      -        57,143
          Expired                                       (423,010)            -
                                                       ---------      --------
          Balance, end of year                           468,857       891,867
                                                       =========      ========


7.   INCOME TAXES

     Future income tax assets and liabilities of the Company as at August 31, 2002 and 2001 are as follows:

                                                           2002          2001
                                                            $             $
     Future income tax assets (liabilities)
          Losses carried forward                        3,662,000     2,490,000
          Other                                            81,000       152,000
          Petroleum and natural gas interests           3,104,000     1,960,000
                                                     ------------   -----------
                                                        6,847,000     4,602,000
     Valuation allowance                               (6,847,000)   (4,602,000)
                                                     ------------   -----------
     Net future income tax asset                                -             -
                                                     ============   ===========

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2002 AND 2001


7.   INCOME TAXES (continued)


                                                                      2002             2001
                                                                       $                $

     Income tax rate reconciliation
     Combined federal and provincial income tax rate                      40%              45%
                                                                  ===========      ===========

     Expected income tax recovery                                   2,627,000        2,271,000
     Foreign income tax rate differences                             (434,000)        (332,000)
     Non-deductible depreciation and depletion                     (2,103,000)      (1,809,000)
     Deductible petroleum and natural gas interest expenditures       103,000          643,000
     Non-taxable unrealized foreign exchange gains                     60,000          284,000
     Other                                                             55,000           62,000
     Unrecognized benefit of income tax losses                       (308,000)      (1,119,000)
                                                                  -----------      -----------
     Actual income tax recovery                                             -                -
                                                                  ===========      ===========


     As at August 31, 2002, the Company has accumulated non-capital losses for Canadian income tax purposes of approximately $1,428,000, expiring from 2003 to 2009, and for United States income tax purposes of approximately US$5,666,000, expiring from 2008 to 2022, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements.


8.   RELATED PARTY TRANSACTIONS

     (a) During the year ended August 31, 2002, the Company was charged $185,020 (2001 - $157,239) for management, professional, accounting and administrative fees and professional fees provided by directors of the Company or companies controlled by directors of the Company.

     (b) As at August 31, 2002, accounts payable and accrued liabilities include $22,833 (2001 - $101,158) due to Hilton.

     (c) As at August 31, 2002, accounts payable and accrued liabilities include $67,899 (2001 - $47,949) due to private corporations owned by directors of the Company.

     (d) Other related party transactions are disclosed elsewhere in these financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2002 AND 2001


9.   SEGMENTED INFORMATION

     As at August 31, 2002, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of crude oil and natural gas. The Company's current petroleum interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                                     2002
                               -----------------------------------------------
                                Identifiable                          Net
                                   Assets          Revenues      Income (Loss)
                                     $                 $               $

     United States                1,251,540           139,280      (6,253,150)
     Canada                         379,681            23,497        (313,523)
                               ------------       -----------     -----------
                                  1,631,221           162,777      (6,566,673)
                               ============       ===========     ===========


                                                     2001
                               -----------------------------------------------
                                Identifiable                          Net
                                   Assets          Revenues      Income (Loss)
                                     $                 $               $

     United States                7,349,920           536,864      (5,533,636)
     Canada                         818,251            98,556         485,356
                               ------------       -----------     -----------
                                  8,168,171           635,420      (5,048,280)
                               ============       ===========     ===========


10.  FINANCIAL INSTRUMENTS

     (a)  Fair Values

          The fair values of financial instruments at August 31, 2002 and 2001, were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to August 31, 2002 and 2001 may differ significantly from that presented.

          Fair value approximates the amounts reflected in the financial statements for cash, accounts receivable, marketable securities, other assets, accounts payable and accrued liabilities and advances.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2002 AND 2001


10.  FINANCIAL INSTRUMENTS (continued)

     (b)  Credit Risk Management

          The accounts receivable are from various companies operating in the oil and gas industry in the United States and are subject to normal industry credit risks.


11.  SUPPLEMENTARY CASH FLOW INFORMATION

                                                          2002           2001
                                                            $              $
     Interest paid in cash                                    -               -
                                                      ==========      ==========
     Income taxes paid in cash                                -               -
                                                      ==========      ==========

     During the year ended August 31, 2002, the Company:

       i) received marketable securities, with a fair value of $383,181, on the exercise of a convertible note, as described in Note 4(a);

      ii) converted $146,800 of accounts payable and accrued liabilities to advances, as described in Note 5; and

     iii) recorded $70,630 of interest expense on advances.


12.  SUBSEQUENT EVENT

     Subsequent to August 31, 2002, the operator of the East Lost Hills Project formally proposed the plugging and abandonment of the ELH #4 and #9 wells. The remaining funding parties have not yet consented to the operator's proposal. However, in light of the ongoing difficulties encountered and uncertainties at East Lost Hills, the Company determined that it will record a non-cash impairment charge, estimated at approximately $1.0 million, during fiscal 2003.

BC FORM 51-901                                                        SCHEDULE B

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                                QUARTERLY REPORT
                       FOR THE YEAR ENDED AUGUST 31, 2002


1.(a)  GENERAL AND ADMINISTRATIVE EXPENSES

       General and administrative expenses for the year ended August 31, 2002:

                                                                         $

       Administration and accounting                                    71,114
       Audit and legal                                                  32,071
       Directors fees                                                    6,858
       Foreign exchange                                                (33,013)
       Investor relations                                                6,000
       Management                                                      132,082
       Office                                                            7,484
       Shareholder communications                                        4,802
       Transfer agent and regulatory filing                             14,269
       Travel                                                              122
                                                                    ----------
                                                                       241,789
                                                                    ===========


1.(b) RELATED PARTY TRANSACTIONS

     (a) During the year ended August 31, 2002, the Company was charged $185,020 (2001 - $157,239) for management, professional, accounting and administrative fees and professional fees provided by directors of the Company or companies controlled by directors of the Company.

     (b) In August 2001, the Company received $553,200 pursuant to a proposed $1 million convertible debenture financing. In addition, during the year ended August 31, 2002, a further $146,800 was converted from accounts payable and accrued liabilities towards the financing. The proposed financing was not completed and the amounts advanced to the Company have been recorded as advances bearing interest at 10% per annum with no fixed term of repayment. The note holders have confirmed that they will not demand repayment of the advances in fiscal 2003. During the year ended August 31, 2002, the Company recorded $70,630 of interest expense which remained unpaid at August 31, 2002 and has been included in advances. Hilton Petroleum Ltd. ("Hilton"), a public company which is a shareholder of the Company and in which certain of its officers and directors are also officers and directors of the Company, advanced $300,000.

BC FORM 51-901                                                        SCHEDULE B

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                                QUARTERLY REPORT
                       FOR THE YEAR ENDED AUGUST 31, 2002



1.(b) RELATED PARTY TRANSACTIONS (continued)

     (c) During the year ended August 31, 2002, the Company agreed to extend the term of a loan, which was previously made to an officer of the Company, from an original maturity date of March 27, 2002 to January 24, 2004. In addition, interest on the loan was increased from 5% per annum to 10% per annum, payable quarterly. During the year ended August 31, 2002, interest income of $8,831 (2001 - $9,968) and principal repayment of $78,620 was received. As at August 31, 2002, $114,843 remained outstanding.

     (d) As at August 31, 2002, accounts payable and accrued liabilities include $67,899 (2001 - $47,949) due to private corporations owned by directors of the Company.

     (e) As at August 31, 2002, accounts payable and accrued liabilities include $22,833 (2001 - $101,158) due to Hilton.


2.(a) NO SECURITIES WERE ISSUED DURING THE YEAR ENDED AUGUST 31, 2002


2.(b) OPTIONS GRANTED DURING THE YEAR ENDED AUGUST 31, 2002


      Date          Number       Type                        Exercise
      Granted      of Shares     of Option     Name           Price         Expiry Date
      -------      ---------     ---------     ----          -------        -----------
                                                                $

      Dec.31/01      7,143       Employee      K. Johnson      0.40         Dec.31/04


     These options were cancelled during the quarter ended August 31, 2002.


3.(a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT AUGUST 31, 2002

                                                            Issued
                                 Authorized       ------------------------
      Class       Par Value        Number          Number          Amount
      -----       ---------      ----------       --------        --------

      Common        WPV          Unlimited        2,926,859     $19,537,102

BC FORM 51-901                                                        SCHEDULE B

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                                QUARTERLY REPORT
                       FOR THE YEAR ENDED AUGUST 31, 2002



3.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT AUGUST 31, 2002

                                          Exercise Price
      Security            Number            Per Share           Expiry Date
      --------           --------         --------------        -----------

      Options              17,857             $0.40             Oct. 01/02
      Options             107,143             $0.40             Jan. 25/04
                         --------
                          125,000
                         ========

      Warrants             71,429             $3.64             Jan. 16/03
      Warrants            242,857             $3.64             Mar. 06/03
      Warrants            154,571             $4.34             Aug. 15/03
                         --------
                          468,857
                         ========


3.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT AUGUST 31, 2002

      1,488 shares remain held in escrow as at August 31, 2002.


3.(d) LIST OF DIRECTORS AND OFFICERS AS AT AUGUST 31, 2002

      Directors:
          Donald W. Busby
          Nick DeMare
          George Muscroft
          Dick Darrow(1)

      Officers:
          Donald W. Busby, President, Chairman & CEO
          Harvey Lim, Corporate Secretary

      (1) Mr. Darrow resigned as a director of the Company on October 7, 2002.

BC FORM 51-901F                                                       SCHEDULE C

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2002


MANAGEMENT DISCUSSION & ANALYSIS

Description of Business

The Company is an independent oil and gas exploration company with its shares listed for trading on the TSX Venture Exchange. The Company's shares also trade on the OTC Bulletin Board. The Company's business focus is exploring for and developing oil and gas reserves. To date, the primary focus of its activity has been in the San Joaquin and Sacramento Basins of California.

Operations

During the year ended August 31, 2002, the Company recorded a loss of $6,566,735 ($2.24 per share) compared to a loss of $5,048,280 ($2.04 per share) for the 2001 fiscal year.

A number of significant transactions have occurred which affect the comparability of the Company's performance to prior periods. Over the past three years the Company's focus has been on the exploration and development of its East Lost Hills Joint Venture and San Joaquin Joint Venture prospects.
Production commenced from the ELH #1 on February 6, 2001, and currently represents the only significant producing petroleum and natural gas interest to the Company. Production from the ELH #1 well, during fiscal 2002, has been significantly curtailed as a result of water disposal problems. As a result of the production curtailment in ELH #1, petroleum and natural gas revenues decreased by 76%, from $521,322 during 2001 to $125,749 in 2002. Revenue from oil sales decreased 30%, from $116,910 in 2001 to $81,512 in 2002. Oil production decreased 1%, from 2,851 BBLS in 2001 to 2,821 BBLS in 2002 and average selling prices received decreased 26%, from $42.90/BBL in 2001 to $31.74/BBL in 2002. Revenue from natural gas sales decreased 89%, from $404,412 in 2001 to $44,237 in 2002. Natural gas production decreased 71%, from 48,379 MCF in 2001 to 13,805 MCF in 2002. In addition, the average selling price of natural gas during 2002 received by the Company decreased 61%, from $9.16/MCF in 2001 to $3.55/MCF in 2002.

On an MCFE basis, production costs increased 61%, from $2.88/MCFE in 2001 to $4.64/MCFE in 2002, resulting primarily from the costs associated with disposing of the water produced at ELH #1 and the impact of the reduced production in 2002. The depreciation and depletion rate increased 3%, from $5.88/MCFE in 2001 to $6.08/MCFE in 2002. In addition, the Company recorded an impairment of $5,834,318 in 2002 as a result of the ceiling test performed effective August 31, 2002. The impairment charge in 2002 reflects a number of significant developments which have occurred. Production at the ELH #1 well was significantly curtailed during 2002 as a result of the lack of adequate water disposal facilities. In addition, management believes there has been an inability to demonstrate what production could be if a water disposal facility was put in place. As a result, the estimated proven reserves at ELH #1 has been significantly downgraded based on current production levels. During 2002, the Company withdrew from participation in the Greater San Joaquin Joint Venture. The Company had recorded a total of $3,149,431 relating to its costs for the Greater San Joaquin Joint Venture. The Company also participated in the drilling of exploratory wells on four prospects namely, Mica, Sequoia, Paisley and Merlot. Drilling was completed in 2002. These wells were plugged and abandoned. Costs totalling $1,792,345 were incurred relating to these prospects. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value.

BC FORM 51-901F                                                       SCHEDULE C

                               TRIMARK ENERGY LTD.
c                        (formerly Trimark Oil & Gas Ltd.)
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2002


MANAGEMENT DISCUSSION & ANALYSIS (continued)

General and administrative costs decreased by $88,456, from $330,245 in 2001 to $241,789 in 2002. The decrease was primarily attributed to the effect of unrealized foreign exchange rate fluctuations on U.S. dollar denominated balances in 2002 compared to 2001 and the reduced spending in 2002 as a result of the Company's finances and reduced corporate activities.

During fiscal 2002, the Company recorded $99,517 in expenditures on its petroleum interests compared to $4,415,135 in fiscal 2001. Additions recorded for 2002 comprised of $5,473 on the East Lost Hills Project, and $203,360 for the exploration of the Regional California Prospects and $60,069 for the Big Springs Project. Overall, the level of capital expenditures in 2002 decreased as a result of the lack of progress at East Lost Hills and the resulting negative impact on the Company's ability to raise financing to continue funding of its share of costs. As at result, in May 2002, the Company concluded an agreement on the ongoing evaluation of the ELH #4 and #9 wells, whereby the funding participants have assumed all of the unpaid amounts and future costs in completing evaluation of these wells. Unpaid billings for the ELH #4 and #9 wells at the time of the agreement totalled $613,288, of which $169,385 was billed and had been recorded as accounts payable at August 31, 2001. During 2002, the Company reversed the $169,385, with an offsetting credit to petroleum and natural gas interests.

Liquidity and Capital Resources

As at August 31, 2002, the Company had working capital of $77,134 and $775,534 of debt outstanding.

With the disappointing developments at the East Lost Hills and San Joaquin Joint Ventures and at Regional California, the Company has had to review and reassess its options and alternatives. Subsequent to August 31, 2002, the operator of the East Lost Hills Project formally proposed the plugging and abandonment of the ELH #4 and #9 wells. The remaining funding parties have not yet consented to the operator's proposal. However, in light of the ongoing difficulties encountered and uncertainties at East Lost Hills, the Company has determined that it will record a further non-cash impairment charge, estimated at approximately $1.0 million, during fiscal 2003.

The Company is currently not able to generate sufficient cash flow from its operations to meet ongoing corporate overhead, capital commitments and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations. Unless the Company is able to obtain additional financings, it does not have sufficient working capital to continue funding the continued exploration and development of its petroleum interests or discharge its ongoing liabilities as they come due. There is no assurance that the Company will be able to obtain sufficient financings.

BC FORM 51-901F                                                       SCHEDULE C

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2002


MANAGEMENT DISCUSSION & ANALYSIS (continued)

Properties Update

(a)  California

The ELH #4 well commenced drilling on November 26, 2000 and reached total depth of 20,800 feet on August 7, 2001. The ELH #4 well was completed and tested in the Kreyenhagen shale and Phacoides sands. Gas and pressures began low peaking at 1.56 MMCFPD with 16.9 BWPD and 2.3 BCPD at a flowing tubing pressure of 90 psi. From the peak, rates declined to zero and the well was dead. The well was cleaned out of possible plugging slugs.

The ELH #9 well commenced drilling in early August 2001, at a location approximately 2 miles southeast of the ELH #4 well. This well was drilled to 21,100 feet and was designed to test the continuation of the East Lost Hills structure in the south easterly direction. The ELH #9 well was completed in the Kreyenhagen shale and Phacoides sands. Testing commenced with rates generally less than 1 MMCFPD with one peak of 2.37 MMCFD. Rates continued to decline below 500 MCFPD. The Kreyenhagen was stimulated with acid to attempt improved production. Upon re-testing, rates remained well below 300 MCFGPD. The zones were re-perforated with no improvement in production. The results are negative indicators of prolonged economic production from the Kreyenhagen or Phacoides sands.

Subsequent to August 31, 2002, the operator of the East Lost Hills Project formally proposed the plugging and abandonment of the ELH #4 and #9 wells. The remaining funding parties have not yet consented to the operator's proposal. However, in light of the ongoing difficulties encountered and uncertainties at East Lost Hills, the Company has determined that it will record a further non-cash impairment charge, estimated at approximately $1.0 million, during fiscal 2003.

With respect to the San Joaquin Joint Venture, the operator commenced drilling the initial exploratory well on the first of the three initial prospects, Cal Canal, in June 1999. The Cal Canal well penetrated 1,230 feet of the Temblor formation with 775 feet of net sand and was drilled to a total depth of 18,100 feet. The well completion commenced on January 20, 2000. Non-commercial hydrocarbon flow rates were obtained from the initial perforated 10 foot zone. The leases were ultimately terminated by the San Joaquin Joint Venture in 2002.

The participants in the San Joaquin Joint Venture, on the recommendations of the operator, determined that the Lucky Dog Prospect would not be drilled and accordingly, the San Joaquin Joint Venture relinquished its interest in this prospect.

Drilling of the Pyramid Hills Prospect commenced in December 2001. In February 2002, the Company withdrew from participation in the San Joaquin Joint Venture and, accordingly, no longer has an interest in the Pyramid Hills Prospect.

The Company participated in a regional exploration program in the San Joaquin Basin of California and a number of prospects were drill tested. Drilling of exploratory test wells commenced in fiscal 2001 on the

BC FORM 51-901F                                                       SCHEDULE C

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2002


MANAGEMENT DISCUSSION & ANALYSIS (continued)

Mica, Sequoia, Parsley and the Merlot Prospects and were completed in fiscal 2002. No hydrocarbon bearing sands were encountered and the wells were plugged and abandoned.

During fiscal 2002, the Company also participated in the drilling of an exploratory well on the Basil Prospect, located in the southern portion of the Sacramento Basin. When pulling out of the hole the drill pipe became stuck at approximately 2,300 feet and after three days of recovery efforts the pipe, below 3,216 feet remained stuck. It was therefore determined to temporarily suspend the well. On August 19, 2002, the operator commenced the sidetrack of the well from the same surface location using the existing casing down to 2,114 feet. The side-track parallelled the original hole to the same total depth of 7,829 feet. Only the Suisun sands were encountered in this well. Gas shows were present throughout the Suisun Sands from 6,480 feet to 7,170 feet measured depth. Once again, hole problems were encountered while pulling out to log preventing any open hole logs. While performing the clean-out trip for casing the drill pipe became stuck at 6,248 feet. Coiled tubing was run through drill pipe to 7,500 feet and cemented in place. Case hole logs and perforations were accomplished to test several zones within the shallow objective of the Suisun Sands. Gas was flowed to the surface at very low pressures. It was determined that there was insignificant pressure and volume to be economic. The well was plugged and abandoned on September 21, 2002.

(b)  Texas

In January 2003, the Company identified an oil and gas development opportunity and effective as of January 1, 2003, acquired a 3% working interest in certain oil and gas leases known as the West Ranch Field from an arm's-length private oil and gas company. To acquire its interest, the Company has agreed to fund about $70,000 of initial development costs. A cash call was received and paid from working capital on hand.

The West Ranch Field is located approximately 25 miles southeast of Victoria, in Jackson County, Texas. The field was discovered in 1938 by Mobil Oil and has produced in excess of 300 BCF gas and 300 MMBO from hundreds of wells. The geology of the West Ranch Field consists of typical Gulf Coast sand sequences with numerous stacked sand pays of both Miocene and Frio age rocks. Over 25 main producing sands have been identified within the West Ranch Field production limits with the Greta, Glasscock, 41-A, 98-A and Ward sands being the most prolific producers. These sands are historically high permeability, high porosity sands capable of producing high fluid rates.

In the early 1980's the previous operator became active in the region through acquisition of a few old producing well bores. After reworking geological structure and net sand maps, the operator was able to extend the southwest production limits of the field by the drilling of infield wells targeting structural highs. The current operator purchased the West Ranch Field and took over its operation on January 1, 2002. The property includes 35 wells with only a small number currently producing on gas lift. After a detailed engineering analysis of the property, the operator has developed a plan, which focuses on the re-establishing


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BC FORM 51-901F                                                       SCHEDULE C

                               TRIMARK ENERGY LTD.
                        (formerly Trimark Oil & Gas Ltd.)
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2002


MANAGEMENT DISCUSSION & ANALYSIS (continued)

of shut-in wells to active status by adding compression, salt water handling and disposal. It is expected that any additional capital expenditures can be funded from cash flow.

Investor Relations Activities

During the year ended August 31, 2002, the Company terminated the investor relations agreement with Eland Jennings Investor Services ("Eland Jennings"). The Company paid $6,000 to Eland Jennings during the year ended August 31, 2002.



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